February 24, 2006
Securities and Exchange Commission
Mail Stop 03-09
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:	Mr. Jim Rosenberg Senior Assistant Chief Accountant

Re:	CorVel Corporation Form 10-K for the fiscal year ended March 31, 2005 File No. 000-19291
Ladies and Gentlemen:
     This letter is CorVel Corporation’s (the “Company’s”) response to the comments of the Staff of the Securities and Exchange Commission set forth in its letter dated January 25, 2006 regarding the above-referenced Form 10-K of the Company for the fiscal year ended March 31, 2005 (“Form 10-K”). The response set forth below contains the Staff’s comments in total. The Company’s responses are set off in bold type. Page references in the text of the response correspond to the pages of the above-referenced Form 10-K.
     STAFF COMMENTS:
Form 10-K for the Fiscal Year Ended March 31, 2005
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note A — Summary of Significant Accounting Policies
Revenue Recognition, page 61
     We refer to your disclosure on page 2 where you state that the Company’s services are sold as bundles of solutions. It is not clear from the revenue recognition accounting policy whether you account for the services offered as arrangements with multiple deliverables. Please tell us your consideration of EITF 00-21 and why you believe your revenue recognition policy is consistent with EITF 00-21.
     COMPANY’S RESPONSE:
     In the Form 10-K on page 2, the Company describes its services as a bundle of solutions and could be alternatively described as a basket of solutions from which the customers can choose which of the Company’s services they elect to purchase. Services which they do not purchase from the Company, they either: 1) elect not to do, 2) provide the services with their own in-house resources, or 3) they purchase from other vendors who either provide niche services or multiple services. As noted in the Form 10-K in Note A — Summary of Significant Accounting Policies, the Company’s revenues are recognized primarily as services are rendered based upon time incurred and number of billed charges reviewed as described more fully below.
     BACKGROUND
     CorVel Corporation is an independent nationwide provider of medical cost containment and managed care services designed to manage the medical cost of workers’ compensation and other healthcare care benefits, primarily coverage under group health and auto insurance policies. The Company’s two main services are patient management and network solutions.
     Patient management involves working on a one-on-one basis with injured employees and their various healthcare professionals, employers and insurance company adjusters. Patient management services are designed to monitor the medical necessity and appropriateness of healthcare services provided to claimants and to expedite their return to work. These services are rendered primarily by case managers who interface with the claimant and the other parties noted above. This work is performed and invoiced primarily on an hourly basis.
     As noted in the management discussion and analysis of the Form 10-K on page 47, the Company offers these services on a stand-alone basis or as an integrated component of its medical cost containment services.
     Network solutions services are designed to reduce the price paid by its customers for medical services rendered under workers’ compensation and auto policies, and to a lesser extent, group health policies. Network solutions services consist primarily of bill review analysts reviewing medical provider invoices submitted to the claims adjustor. These services are invoiced to the customer primarily on a per-bill basis.
     The Company provides these services in branch offices across the country. Virtually all of the branch offices provide patient management and all of the larger branch offices provide network solutions. The Company’s customers include insurance companies, third party administrators for employers, large self-insured self-administered employers, and various municipalities.
     The services provided by the Company vary from customer to customer. Some customers purchase just patient management services and other customers purchase just network solutions services. Some customers purchase specific services within patient management (e.g. telephonic case management, or vocational rehabilitation) or specific services within network solutions (e.g. bill review, or retrospective utilization review). The customers sometimes in-source some of the patient management services or vend out the patient management services to multiple companies which provide patient management services. Some of the Company’s competitors offer just some or all of the services within patient management and provide no network solutions services. Some of the Company’s competitors offer just some or all of the services with network solutions and provide no patient management services.
     One of the Company’s strengths is that it can provide any combination of the managed care solutions of patient management services and network solution services throughout the country. However, the Company has to compete with other companies which provide any of the niche services, both on cost and quality of service.
     The Company’s range of prices for patient management services and range of prices for network solution services is consistent between customers which purchase either one or both patient management and network solution services.
     If the Company provides both patient management and network solutions services to a customer, the services are rendered generally concurrently during the same accounting period. During the periods when the claimant is receiving medical services from a physician, the Company’s case managers are providing patient management services. The claimant’s medical providers submit the bills to the claims adjustor for the medical services provided. If the Company is providing network solution services to the same customer, the claims adjustor submits the provider invoice to the Company for review. Thus, the services are provided generally during the same accounting period.
     ANALYSIS
     Emerging Issues Task Force 00-21 (Revenue Arrangements with Multiple Deliverables) states that arrangements with multiple deliverables should be considered a separate unit of accounting if all of the following criteria are met:
1)	The delivered item(s) has value to the customer on a standalone basis. That item(s) has value on a standalone basis if it is sold separately by any vendor or the customer could resell the delivered item(s) on a standalone basis. As noted above and in the Form 10-K, the Company’s customers can purchase the services on a stand-alone basis or they can purchase a basket of services from the Company. The customer decides which services they elect to purchase from the Company based upon the value they place on the services or the need to out-source the services. Additionally, they decide which services to purchase from the Company on a stand-alone basis. They choose to purchase some services from the Company and some from the Company’s competitors based upon both cost and quality of services. Also, as noted above, some customers choose to purchase these services from multiple vendors. The Company’s customers can and do purchase services on a stand-alone basis.
2)	There is objective and reliable evidence of the fair value of the undelivered item(s). As noted above, the Company competes with both competitors who provide multiple services and competitors who provide niche services of patient management or network solutions. The range of prices charged to both patient management customers and network solutions customers does not vary between customers who use the Company for either one or both patient management and network solution services. Based upon the various combinations of services purchased by the customers and based upon the variety of services offered by both large and small competitors, there is objective and reliable evidence of the fair value of the services rendered in the marketplace.

3)	If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probably and substantially in the control of the vendor. The Company charges for patient management services primarily on an hourly basis by claimant and charges for network solutions primarily on a per-bill basis. While there periodically some nominal adjustments to the invoices, returns are virtually non-existent.
     Based upon the forgoing facts and analysis, the Company has determined that it has a proper revenue recognition policy as described in Note A to the Form 10-K. The Company has given due considerations to the provisions of EITF 00-21 in the preparation of its Form 10-K for the fiscal year ended March 31, 2005.
     We acknowledge that:
     1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     2) the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     3) the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have any additional questions regarding this matter, please feel free to contact me at (949) 851-1473.

Yours truly,
/s/ Richard Schweppe
Richard Schweppe
Director, Finance

cc:	V. Gordon Clemons, CorVel Corporation
Scott McCloud, CorVel Corporation
Scott Farber, Grant Thornton, LLC
Gary Homsley, Grant Thornton, LLC
May Dang, Grant Thornton, LLC
Dana Hartz, Securities and Exchange Commission
Joseph Roesler, Securities and Exchange Commission